UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 000-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.

(Exact name of registrant as specified in its charter)

Rua Verbo Divino, 1356, São Paulo-SP-04719-002, Brazil, Telephone: +55-11-2111-2785

 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

American Depositary Shares, evidenced by American Depositary Receipts, each representing one preferred share, no par value
Preferred shares, no par value

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒ (for equity securities)	Rule 12h-6(d) ☐ (for successor registrants)
Rule 12h-6(c) ☐ (for debt securities)	Rule 12h-6(i) ☐ (for prior Form 15 filers)

PART I

Item 1.	Exchange Act Reporting History

A.	Net Serviços de Comunicação S.A. (“NET”) first incurred the duty to file reports under Section 13(a) or Section 15(d) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) in October 1996.

B.	NET has filed all reports required under Section 13(a) or Section 15(d) of the Exchange Act and corresponding Commission rules for the 12 months preceding the filing of this Form 15F. NET has filed at least one annual report under Section 13(a).

Item 2.	Recent United States Market Activity

NET last sold securities in the United States in a registered offering under the Securities Act of 1933, as amended (“Securities Act”) in March 2005 when it issued 7.0% Senior Secured Notes due 2009 (“Notes”) in a registered exchange offer.

Item 3.	Foreign Listing and Primary Trading Market

The primary trading market for NET’s preferred shares is the São Paulo Stock Exchange in Brazil. The date of initial listing of NET’s preferred shares on the São Paulo Stock Exchange was November 22, 1994, and NET has continuously maintained the listing since that date. NET’s preferred shares have also been listed on the Latibex market (Mercado de Valores Latinoamericanos en Euros) of the Madrid Stock Exchange in Spain since July 2000. None of NET’s securities are listed on any other foreign stock exchange.

Each ADS represents one preferred share. During the 12-month period beginning on March 21, 2013 and ending on March 21, 2014*, approximately 83% of the average daily trading volume of NET’s preferred shares (including preferred shares represented by ADSs) occurred on the São Paulo Stock Exchange, the primary trading market identified above.

* The average daily trading volume for NET’s preferred shares represented by ADSs on the NASDAQ Capital Market (“NASDAQ”) covers the period from March 21, 2013 through January 30, 2014. Following the notice of termination of the deposit agreement governing NET’s ADSs, NET filed a Form 25 with the Commission on January 21, 2014, and NASDAQ suspended trading of the ADSs on January 30, 2014.

Item 4.	Comparative Trading Volume Data

Not applicable.

Item 5.	Alternative Record Holder Information

As of April 8, 2014, NET had 12 record holders of its preferred shares that are United States residents.

Item 6.	Debt Securities

Not applicable.

Item 7.	Notice Requirement

On April 23, 2014, NET published a press release, which was disseminated by PR Newswire, announcing its intent to terminate its duty to file reports under Section 13(a) and Section 15(d) of the Exchange Act.

Item 8.	Prior Form 15 Filers

Not applicable.

PART II

Item 9.	Rule 12g3-2(b) Exemption

Not applicable.

PART III

Item 10.	Exhibits

Exhibit 99.1	Press release: Net Serviços de Comunicação S.A. to file Form 15F to deregister in the United States under the Securities Exchange Act of 1934

Item 11.	Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)	The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, Net Serviços de Comunicação S.A. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Net Serviços de Comunicação S.A. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

By:	/s/	Roberto Catalão Cardoso
April 23, 2014	Name:	Roberto Catalão Cardoso
	Title:	Chief Financial Officer